Mail Stop 6010

October 2, 2006

Peter A. Thompson, M.D., FACP
President & Chief Executive Officer
Trubion Pharmaceuticals, Inc.
2401 4th Avenue, Suite 1050
Seattle, Washington 98121

>   **Re: Trubion Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-1, Amendment 3**
>   **Filed September 22, 2006**
>   **File No. 333-134709**

Dear Dr. Thompson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Use of Proceeds, page 24

1. Please revise to quantify the amounts currently outstanding under the credit facility with Comerica Bank.

2. Since you have not yet provided dollar amounts for the uses of the proceeds, it is unclear how much will be allocated to "general corporate purposes, including

working capital." Please note that you should identify specific uses for the proceeds, so the amount allocated to this category should be minimal.

Liquidity and Capital Resources, page 42

3. Please discuss the material terms of the Loan and Security Agreement with Comerica Bank, which is filed as exhibit 10.38. Also disclose the current outstanding balance.

Our Strategic Collaboration with Wyeth, page 54

4. Please revise your disclosure to explain that the targets, as identified by the accession number or nucleotide and amino acid sequence are potentially associated with various diseases.

5. Please revise the statement that Wyeth will have certain development and commercialization rights if Wyeth acts to designate a target candidate as a Wyeth target to describe the development and commercialization rights, including whether Wyeth's rights will be exclusive.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

6. Please refer to your response to comment 2 and revise your milestone revenue recognition policy disclosure to reflect the corresponding changes made on page 36 of your MD&A.

10. Stockholders' Equity (Deficit), pages F-27

7. We acknowledge your response to comment 6 of our letter dated August 31, 2006 and will continue to reissue our comment until you have disclosed an estimated offering price in the filing. Therefore, please disclose in your financial statements, at a minimum, the following information for all equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in your filing: the number of options or shares granted at each applicable date, as well as the related exercise price; the underlying fair value of the common stock; and the resulting intrinsic value, if any.

8. Additionally, please provide all of the above information to us, supplementally, for equity instruments that you issue subsequent to the date of the latest balance sheet that you include in your filing through the date of your latest response.

9. We acknowledge your response to comment 8 of our letter dated August 31, 2006 and will continue to reissue our comment until you have disclosed your estimated IPO price within the filing. Please revise/update the vested/unvested intrinsic value option information included on page 39 of your MD&A based on your estimated IPO price through the date of the most recent balance sheet presented.

10. We acknowledge your response to comment 9 of our letter dated August 31, 2006. Please furnish your letter dated September 15, 2006 regarding stock compensation via EDGAR. Please also revise your filing, both herein and in the applicable sections of your MD&A, to disclose and/or provide us with the information that follows.

    *   Please tell us and disclose which methodology management used to retrospectively value the equity instruments issued during the 12 months prior to the most recent balance sheet date, June 30, 2006. Please also disclose in the MD&A the reasons why management chose not to obtain a contemporaneous valuation from an unrelated valuation specialist.

    *   Please disclose the significant factors underlying the difference between the fair value of your employee share options as of each grant date and your estimated IPO price. That is, disclose how the achievement of each internal milestone discussed on page 5 of the September 15, 2006 letter impacted your fair value assessment at each different point in time; for example, detail the reason for the significant increase in the reassessed share value from $0.46 in February 2005 to $1.47 in July 2005. Please also tell us why the $0.46 share value in February 2005 differs significantly from the $0.70 share value that correlates to your July 2004 private placement transaction.

    *   Tell us and disclose how your entry into the December 2005 agreement with Wyeth impacted your share value in relation to the $3.10 that you specify was determined in preliminary discussions with your underwriters, as it appears you have simply relied on the initial underwriter estimate for all periods subsequent to and including March 2006. In addition, please tell us why a ratable, "straight-line," look-back approach, as discussed in your letter dated September 15, 2006, is appropriate given that you achieved significant internally specified milestones during the period, such as your entry into the December 2005 agreement with Wyeth.

    *   *   *

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Patrick J. Schultheis, Esq.
        Mark J. Handfelt, Esq.
        Wilson Sonsini Goodrich & Rosati, Professional Corporation
        701 Fifth Avenue, Suite 5100
        Seattle, Washington 98104